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                                                                   EXHIBIT 8


March 15,1995



Board of Directors
National City Bancshares, Inc.
227 Main Street
Evansville, IN  47708

and

Board of Directors
White County Bank
215 E. Main Street
Carmi, IL  62821

Gentlemen:

You have requested our opinion as to the federal income tax consequences of the transactions contemplated by a certain Agreement and Plan of Reorganization dated December 12, 1995, by and between White County Bank ("White County") and National City Bancshares, Inc. ("NCBE"), hereinafter referred to as the "Agreement." Our opinion is made in reliance upon and is limited to the following facts and circumstances:

                                     FACTS

White County is an Illinois chartered state banking corporation organized and is located in Carmi, Illinois.

NCBE is an Indiana corporation and a registered bank holding company located in Evansville, Indiana. NCBE is a multi-bank holding company.

NCBE and White County have only common shares outstanding. White County is to be merged (the "Merger") with and into a newly formed wholly owned subsidiary of NCBE, formed solely for the purpose of facilitating the reorganization ("New Bank"), under the charter and title of White County in compliance with applicable Illinois law.

Each share of White County outstanding on the effective date of the Merger will be converted into shares of common stock of NCBE as provided by the Agreement. The effect of the consummation of the Merger and the exchange of shares will be that shareholders of White County will become shareholders of NCBE, and NCBE will own, in addition to its current banking affiliates, all of the outstanding common stock of White County.

The business of White County and NCBE (and affiliates) will continue substantially unchanged after the effective date of the transaction.
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No fractional shares will be issued in the transaction.  In lieu thereof, holders otherwise entitled to receive such fractional shares will be issued cash.

We are not aware and have been advised by the management of White County that they have no knowledge of any plan or intention on the part of shareholders of White County to sell or otherwise dispose of an amount of the NCBE shares to be received in the transaction, which could reduce White County's shareholders ownership of NCBE shares after the Merger to shares having an aggregate value as of the date of the transaction, of less than eighty percent (80%) of the value of all the formerly outstanding shares of White County as of the same date.

The Merger will be carried out pursuant to and in accordance with all applicable corporate and banking laws relating to the transaction. On the effective date White County will succeed to all assets of, and will be liable for the liabilities of, New Bank, then existing or arising as a result of the transactions and NCBE will operate White County as a wholly owned subsidiary.

Following the consummation of the Merger, NCBE will continue to operate the business of White County in substantially the same manner.

Arms-length negotiations were carried on between the management of NCBE and management of White County which led to the Agreement and fixed the terms of the transactions. Consideration was given to both financial and nonfinancial factors involved in the transaction and the business benefits from the transaction were discussed and considered by the parties.

In the opinion of the management of NCBE and White County, its employees and customers will benefit from the affiliation. It is also expected that the transaction will better enable the resulting corporation to compete with other financial institutions.

                                    OPINION

Based upon the above, it is our opinion that the Agreement will have the following federal income tax consequences:

1. The merger of New Bank with and into White County will constitute a "Statutory Merger" within the meaning of Section 368(a)(1)(A) and
         (a)(2)(E) of the Internal Revenue Code of 1986, as amended, and New Bank, White County and NCBE will each be a "party to a reorganization" within the meaning of Section 368(b).

2. No gain or loss will be recognized by White County as a result of the Merger of New Bank with and into White County. Section 361(a) and 357(a).

3. No gain or loss will be recognized by White County's shareholders who exchanged their respective shares solely for NCBE shares. Section 354(a).

4. The basis of the NCBE shares received by White County's shareholders in exchange for their shares will be the same as the basis in the shares exchanged therefor, respectively. Section 358(a).
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5.       The holding period of the NCBE shares received by White County's shareholders will include the period during which shares exchanged therefor were held, provided such shares were held as a capital asset.
         Section 1223(1).

6. The payment of cash in lieu of fractional shares for the purpose of mechanically rounding off the fractions resulting from the exchange, will, in each instance, constitute a distribution not essentially equivalent to a dividend within the meaning of Section 302(b)(1) of the Internal Revenue Code of 1986, as amended. The amount received will be treated as a distribution in full payment in exchange for the shareholders' fractional share of interest under Section 302(a) of the Code.

7. Gain or loss will be recognized by each White County's shareholder who dissents and receives only cash in exchange for all of the shares owned by them.

This letter is solely for your information and use, and except: (i) for its reliance upon by NCBE, White County and their respective stockholders; and (ii) to the extent that such may be referred to in the Registration Statement and filed with the Securities and Exchange Commission as an exhibit to same, it is not to be used, circulated, quoted or otherwise referred to for any other purpose, or relied upon by any other person, for whatever reason without our prior written consent.

Very truly yours,

/s/ Werner & Blank, Co. LPA

Werner & Blank Co., L.P.A.